Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated February 24, 2009	Registration Statement No. 333-152631

European Investment Bank

USD 2,000,000,000 Floating Rate Notes due 2012

Final Term Sheet

Issuer:	European Investment Bank.

Ratings:	Aaa/AAA/AAA.

Currency/Size:	USD 2,000,000,000.

Settlement:	March 5, 2009.

Maturity:	March 5, 2012.

Interest Payment Dates:	March 5, June 5, September 5 and December 5, subject to the Business Day Convention (as defined below).

Interest Determination Dates:	Two London business days prior to the commencement of the relevant Interest Period (as defined below).

Coupon:
3-month USD-LIBOR plus the Margin (the “Rate of Interest”).

The notes will bear interest on the principal amount during each three-month period from and including March 5, 2009 to but excluding June 5, 2009 and thereafter from and including each Interest Payment Date (as defined above) to but excluding the next following Interest Payment Date (each such three-month period, an “Interest Period”).  Interest on the notes shall be payable on each Interest Payment Date.  The Rate of Interest applicable for an Interest Period will be determined on the applicable Interest Determination Date (as defined above).

Margin:	0.30%.

3-month USD-LIBOR:
3-month USD-LIBOR will, except as provided below, be the offered quotation (expressed as a percentage rate per annum) for deposits in USD for that Interest Period which appears on the Screen Page (as defined below) as of 11:00 a.m. (London time) on the applicable Interest Determination Date.

Screen Page:
Reuters Screen LIBOR01 Page.

If, on an Interest Determination Date, the Reuters Screen LIBOR01 Page is not available or if no such quotation appears, the Calculation Agent will request the principal London office of each of the Reference Banks (as defined below) to provide a quotation of its rate at which deposits in USD are offered by it at approximately 11:00 a.m. London time, on the applicable Interest Determination Date to prime banks in the London interbank market for a period of the Designated Maturity (as defined below) commencing on the first day of the relevant Interest Period and in a Representative Amount (as defined below).

If at least two quotations are provided, the rate for that Interest Period will be the arithmetic mean of the rate quoted by major banks in London.  If fewer than two quotations are provided as requested, the rate for that Interest Period will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m. New York City time, on that Interest Determination Date for loans in USD to leading European banks for a period of the Designated Maturity commencing on the first day of the relevant Interest Period and in a Representative Amount.

“Designated Maturity” means a period equivalent to the Interest Period.

“Representative Amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

“Reference Banks” as used herein means four major banks in the London interbank market, selected by the Calculation Agent.

Interest Amount:
The Calculation Agent will, on or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest and calculate the amount of interest payable on the notes for the relevant Interest Period.  Each Interest Amount shall be calculated by applying the Rate of Interest and the Day Count Fraction to the aggregate principal amount of the notes and rounding the resultant figure to the nearest cent, with one half of one cent being rounded upwards.

The Calculation Agent will cause the Rate of Interest, each Interest Amount for each Interest Period, each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Fiscal Agent and the relevant clearing systems as set forth in the calculation agency agreement between the Calculation Agent and the Issuer dated February 24, 2009, including any amendments thereto, as soon as possible after their determination, but in no event later than the fourth London business day thereafter and, if required by the rules of the Luxembourg Stock Exchange, to the Luxembourg Stock Exchange as soon as possible after their determination, but in no event later than the first day of the relevant Interest Period.  Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.  Any such amendment will be promptly notified to the Luxembourg Stock Exchange and to the holders of the notes in accordance with the notice procedures described in the prospectus supplement.

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for these purposes by the Calculation Agent shall (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent, the Paying Agent and the holders of the notes.

Business Days:	London and New York.

Business Day Convention:
Modified Following, adjusted.

If any Interest Payment Date would otherwise be a day that is not a Business Day, the relevant date will be postponed to the next day that is a Business Day; provided, however, that, if that date would fall in the next succeeding calendar month, such date will be the immediately preceding Business Day.  If any such Interest Payment Date is postponed or brought forward as described above, the Interest Amount will be adjusted accordingly and the holders of the notes will be entitled to more or less interest, respectively.

If the Maturity Date is not a Business Day, the payment of principal and interest will not be made until the next following Business Day, and no further interest shall be paid in respect of the delay in such payment.

Day Count Fraction:	Actual/360 (when calculating an amount of interest on any note for any period of time, the actual number of days in that period divided by 360).

Calculation Agent:	Citibank, N.A., London Branch.

Reoffer:	100.00%.

Denomination:	USD 1,000.

Leads:	GS/HSBC/MS.

Governing Law:	New York.

The notes are expected to be listed on the Luxembourg Stock Exchange.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015708000550/form-sb.htm

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-866-718-1649.